UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES
Media Release
Q3 Interim Financial Statements
Certification
Q3 Interim MD&A

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibit

Media Release	99.1

Q3 Interim Financial Statements	99.2

Certification	99.3

Q3 Interim MD&A	99.4

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date: November 6, 2002	By: /s/ ROY W. LINDEN

Roy W. Linden Secretary and Chief Compliance Officer